Exhibit (a)(5)(W)

PRESS RELEASE

PARAMOUNT PROVIDES UPDATE TO WARNER BROS. DISCOVERY

SHAREHOLDERS ON ACTIONS IT IS TAKING TO ADVANCE

ITS SUPERIOR $30 PER SHARE ALL-CASH OFFER

•	Intends to nominate directors for election at the WBD 2026 Annual Meeting and solicit against the approval of the Netflix transaction

•	Files suit seeking disclosure of basic information to enable WBD shareholders to make informed decision

Los Angeles and New York, January 12, 2026 – Paramount Skydance Corporation (NASDAQ: PSKY) (“Paramount”) today sent a letter to shareholders of Warner Bros. Discovery, Inc. (NASDAQ: WBD) (“WBD”) outlining Paramount’s next steps for delivering its superior, fully financed, all-cash offer of $30 per share to WBD shareholders.

The full text of the letter follows:

Dear Warner Bros. Discovery Shareholder,

Over the last few days, following the decision by Warner Bros. Discovery (“WBD”) not to engage with Paramount on our $30 per share cash offer to acquire all of WBD, and our reaffirmation of our commitment to delivering our superior offer to WBD shareholders, we keep getting the same question: what happens next?

Paramount started this process about four months ago with a private offer at a significant premium to WBD’s $12.54 share price, and our pursuit culminated in the $30 per share all-cash, fully financed proposal we made before WBD entered into the Netflix transaction. When we learned of the terms of that transaction, which are inferior both financially and from the standpoint of timing and certainty of closing, we decided to bring our offer directly to you, through our tender offer.

We are committed to seeing our tender offer through. We understand, however, that unless the WBD board of directors decides to exercise its right to engage with us under the Netflix merger agreement (the “Netflix Agreement”), this will likely come down to your vote at a shareholder meeting. We do not know whether that will be at WBD’s upcoming annual meeting or a special meeting. The “advance notice” window for WBD’s 2026 annual meeting opens in three weeks, and Paramount will nominate a slate of directors who, in accordance with their fiduciary duties, will exercise WBD’s right under the Netflix Agreement to engage on Paramount’s offer and enter into a transaction with Paramount. In addition, Paramount will propose an amendment to WBD’s bylaws to require WBD shareholder approval for any separation of Global Networks. If WBD calls a special meeting ahead of its annual meeting to vote on the Netflix Agreement, Paramount will solicit proxies against such approval. These actions, coupled with our tender offer, ensure that you get the final decision on which offer is better for you.

WBD has provided increasingly novel reasons for avoiding a transaction with Paramount, but what it has never said, because it cannot, is that the Netflix transaction is financially superior to our actual offer. Our $30 per share in cash is simply more than Netflix’s complex multi-variable consideration comprised of (a) $23.25 in cash plus (b) a number of Netflix shares currently worth $4.11 (at Friday’s close) plus (c) the to-be-issued Global Networks equity which we have analyzed as having zero equity value1. In addition to not disclosing the value of the to-be-issued Global Networks spin off, WBD has not disclosed the mechanism by which any debt transferred from Global Networks to the Streaming & Studios segment reduces the cash and stock consideration payable to you.

Along with the WBD shareholders, we have asked for the customary financial disclosure a board is supposed to provide shareholders when making an investment recommendation. But in each of its 14D-9 filings, WBD has failed to include any disclosure about how it valued the Global Networks stub equity, how it valued the overall Netflix transaction, how the purchase price reduction for debt works in the Netflix transaction, or even what the basis is for its “risk adjustment” of our $30 per share all-cash offer. WBD shareholders need this information to make an informed investment decision on our offer – and importantly, Delaware law has consistently required that such information be provided to shareholders. Following the process prescribed under Delaware law, we filed suit this morning in Delaware Chancery Court to ask the court to simply direct WBD to provide this information so that WBD shareholders have what they need to be able to make an informed decision as to whether to tender their shares into our offer.

We do not undertake any of these actions lightly. Make no mistake, our goal remains to have constructive discussions with WBD’s Board to reach an agreement that is in the best interests of WBD shareholders. Our objective from the moment we approached WBD was for a collaborative negotiation and a successful transaction that would be a win for both companies, both shareholder groups and all stakeholders. We remain perplexed that WBD never responded to our December 4th offer, never attempted to clarify or negotiate any of the terms in that proposal, nor traded markups of contracts with us. Even as we read WBD’s own narrative of its process, we are struck that there were few actual board meetings in the period leading up to the decision to accept an inferior transaction with Netflix. And we are surprised by the lack of transparency on WBD’s part regarding basic financial matters. It just doesn’t add up – much like the math on how WBD continues to favor taking less than our $30 per share all-cash offer for its shareholders.

The best outcome for you and for us would be if WBD’s Board would exercise the right it has under the Netflix Agreement to engage with Paramount. If it does so, we will be open and constructive to secure the best path forward for WBD and each of you. We have demonstrated our willingness to listen carefully to any feedback we receive from WBD’s Board and to respond by offering reasonable solutions – and that remains our mindset and approach.

I believe in our vision for how we can bring these great companies together and deliver for consumers, the creative community and of course, for you. Paramount is committed, my family is committed, and hopefully this helps answer the question of what comes next.

Sincerely,

David Ellison

Chairman and Chief Executive Officer
Paramount Skydance Corporation

Further details of Paramount’s amended offer can be found here.

Paramount urges WBD shareholders to register their preference for Paramount’s superior offer with the WBD Board of Directors by tendering their shares today.

WBD shareholders and other interested parties can find additional information about Paramount's superior offer at www.StrongerHollywood.com.

1 Paramount reaffirms commitment to delivering superior $30 per share all-cash offer to Warner Bros. Discovery shareholders, January 8, 2026 https://ir.paramount.com/news-releases/news-release-details/paramount-reaffirms-commitment-delivering-superior-30-share-all

About Paramount, a Skydance Corporation

Paramount, a Skydance Corporation is a leading, next-generation global media and entertainment company, comprised of three business segments: Filmed Entertainment, Direct-to-Consumer, and TV Media. Paramount’s portfolio unites legendary brands, including Paramount Pictures, Paramount Television, CBS – America’s most-watched broadcast network, CBS News, CBS Sports, Nickelodeon, MTV, BET, Comedy Central, Showtime, Paramount+, Paramount TV, and Skydance’s Animation, Film, Television, Interactive/Games, and Sports divisions. For more information, visit paramount.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains both historical and forward-looking statements, including statements related to Paramount’s future financial results and performance, potential achievements, anticipated reporting segments and industry changes and developments. All statements that are not statements of historical fact are, or may be deemed to be, “forward-looking statements”. Similarly, statements that describe Paramount’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect Paramount’s current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “may,” “could,” “estimate” or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Paramount’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. These risks, uncertainties and other factors include, among others: the outcome of the tender offer by Paramount and Prince Sub (the “Tender Offer”) to purchase for cash all of the outstanding Series A common stock of WBD or any discussions between Paramount and WBD with respect to a possible transaction (including, without limitation, by means of the Tender Offer, the “Potential Transaction”), including the possibility that the Tender Offer will not be successful, that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein; the conditions to the completion of the Potential Transaction or the previously announced transaction between WBD and Netflix, Inc. (“Netflix”) pursuant to the Agreement and Plan of Merger, dated December 4, 2025, among Netflix, Nightingale Sub, Inc., WBD and New Topco 25, Inc. (the “Proposed Netflix Transaction”), including the receipt of any required stockholder and regulatory approvals for either transaction; the proposed financing for the Potential Transaction; the indebtedness Paramount expects to incur in connection with the Potential Transaction and the total indebtedness of the combined company; the possibility that Paramount may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate the operations of WBD with those of Paramount, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Potential Transaction; risks related to Paramount’s streaming business; the adverse impact on Paramount’s advertising revenues as a result of changes in consumer behavior, advertising market conditions and deficiencies in audience measurement; risks related to operating in highly competitive and dynamic industries, including cost increases; the unpredictable nature of consumer behavior, as well as evolving technologies and distribution models; risks related to Paramount’s decisions to make investments in new businesses, products, services and technologies, and the evolution of Paramount’s business strategy; the potential for loss of carriage or other reduction in, or the impact of negotiations for, the distribution of Paramount’s content; damage to Paramount’s reputation or brands; losses due to asset impairment charges for goodwill, intangible assets, FCC licenses and content; liabilities related to discontinued operations and former businesses; increasing scrutiny of, and evolving expectations for, sustainability initiatives; evolving business continuity, cybersecurity, privacy and data protection and similar risks; content infringement; domestic and global political, economic and regulatory factors affecting Paramount’s businesses generally, including tariffs and other changes in trade policies; the inability to hire or retain key employees or secure creative talent; disruptions to Paramount’s operations as a result of labor disputes; the risks and costs associated with the integration of, and Paramount’s ability to integrate, the businesses of Paramount Global and Skydance Media, LLC successfully and to achieve anticipated synergies; volatility in the prices of Paramount’s Class B Common Stock; potential conflicts of interest arising from Paramount’s ownership structure with a controlling stockholder; and other factors described in Paramount’s news releases and filings with the Securities and Exchange Commission (the “SEC”), including but not limited to Paramount’s most recent Annual Report on Form 10-K and Paramount’s reports on Form 10-Q and Form 8-K. There may be additional risks, uncertainties and factors that Paramount does not currently view as material or that are not necessarily known. The forward-looking statements included in this communication are made only as of the date hereof, and Paramount does not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell securities. This communication relates to a proposal that Paramount has made for an acquisition of WBD and the Tender Offer that Paramount, through Prince Sub, its wholly owned subsidiary, has made to WBD stockholders. The Tender Offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, the letter of transmittal and other related offer documents), filed with the SEC on December 8, 2025. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Paramount (and, if a negotiated transaction is agreed, WBD) may file additional documents with the SEC. This communication is not a substitute for any proxy statement, tender offer statement, or other document Paramount and/or WBD may file with the SEC in connection with the proposed transaction.

Investors and security holders of WBD are urged to read the tender offer statement(s) (including the offer to purchase, the letter of transmittal and other related offer documents), and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of WBD. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Paramount through the website maintained by the SEC at http://www.sec.gov.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Paramount and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies against the Proposed Netflix Transaction. You can find information about Paramount’s executive officers and directors in Paramount’s Current Reports on Form 8-K filed with the SEC on August 7, 2025, and September 16, 2025, and Paramount’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2025. Additional information regarding the interests of such potential participants will be included in one or more proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

PSKY-IR

Media Contacts:

Paramount

Melissa Zukerman / Laura Watson

msz@paramount.com / laura.watson@paramount.com

Brunswick Group

ParamountSkydance@brunswickgroup.com

Gagnier Communications

Dan Gagnier

dg@gagnierfc.com

Investor Contacts:

Paramount

Kevin Creighton / Logan Thomas

kevin.creighton@paramount.com / logan.thomas@paramount.com

Okapi Partners

(212) 297-0720

Toll-Free: (844) 343-2621

info@okapipartners.com